Exhibit 8.1

List of Significant Subsidiaries and Principal Variable Interest Entities*

Subsidiary	Jurisdiction of Organization

Weibo Hong Kong Limited (formerly known as T.CN Hong Kong Limited)	Hong Kong

Weibo Internet Technology (China) Co. Ltd.	PRC

Beijing Weimeng Technology Co. Ltd.	PRC

Beijing Weibo Interactive Internet Technology Co., Ltd.	PRC

*Other entities of Weibo Corporation have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.